Exhibit 99.1

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Publicly-held Company

NOTICE TO THE MARKET

EMBRATEL PARTICIPAÇÕES S.A. TERMINATES ITS REPORTING OBLIGATIONS IN THE UNITED STATES

Rio de Janeiro, Brazil – June 28, 2007. Embratel Participações S.A. (BOVESPA: EBTP3, EBTP4) (“Embrapar”) announced that it will file today a Form 15F with the U.S. Securities and Exchange Commission to terminate its reporting obligations in the United States. Since Embrapar’s reporting obligations in the United States will be suspended immediately upon the filing of the Form 15F, Embrapar does not expect to file an annual report on Form 20-F for 2006.

Embrapar’s deregistration under the U.S. securities laws follows the termination of the deposit agreement governing its American Depositary Shares (“ADSs”) in March 2007 and the delisting of its ADSs from the New York Stock Exchange in April 2007. Teléfonos de México, S.A.B. de C.V. (“Telmex”) owns approximately 98.0% of Embrapar’s total capital stock as a result of the cash tender offer for all outstanding shares of Embrapar launched concurrently in Brazil and the United States on October 3, 2006.

Embratel Participações S.A.

Isaac Berensztejn

Investor Relations Officer

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with countrywide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil’s leading pay TV operator.